SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of
ClearBridge American Energy MLP Fund Inc.
was held on
April 7, 2017, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees	Common Shares		Common Shares
		and Preferred		and Preferred
		Shares (together,	Shares (together,   Preferred Shares 	Preferred shares
		as a single class	as a single class   Votes For 		Votes Withheld
		Votes For		Votes withheld



Carol L. Colman  52,262,329		1,291,626		0		0
Daniel P. Cronin 52,396,830		1,157,125		0		0
Paolo M. Cucchi    0			0			250		0